Exhibit 99.4

November 4 Release

FOR IMMEDIATE RELEASE

THIRD POINT LLC LETTER TO YAHOO! INC. BOARD OF DIRECTORS

NEW YORK, NEW YORK, NOVEMBER 4, 2011 – Third Point Requests Two Yahoo Board Seats, Demands Yang’s Resignation from Board, and Opposes Reported Negotiations for “Sweetheart” Deal with Private Equity Firms

About Third Point LLC:  Third Point is an investment firm headquartered in New York, managing $8.0 billion in assets, including a London Stock Exchange listed closed-end fund.  Founded in 1995, Third Point follows an event-driven approach to investing globally.

Board of Directors
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA  94089

Dear Members of the Board of Directors:

As you are aware, Third Point LLC (“Third Point”) manages investment funds that are, collectively, the second largest shareholder of Yahoo! Inc. (“Yahoo” or the “Company”).

We are deeply concerned by news reports that you are considering a leveraged recapitalization that will allow private equity firms to gain substantial equity positions that will, when combined with Jerry Yang’s and David Filo’s ownership, effectively establish a controlling position in Yahoo.  More troubling are reports that Mr. Yang is engaging in one-off discussions with private equity firms, presumably because it is in his best personal interests to do so.  The Board and the Strategic Committee should not have permitted Mr. Yang to engage in these discussions, particularly given his ineptitude in dealing with the Microsoft negotiations to purchase the Company in 2008; it is now clear that he is simply not aligned with shareholders.  At a bare minimum, Mr. Yang must declare whether he is a buyer or a seller – he cannot be both.  If we are correct and he is effectively a buyer, corporate ethics require him to recuse himself from any further discussions on behalf of the Company.  He should also be requested by the Company to promptly leave the Board and join Mr. Filo in solely an operating capacity.

In our view, a leveraged recapitalization makes no sense and its only purpose would be to put substantial equity stakes into friendly hands to entrench management and transfer effective control without payment of a premium or even, it appears, a shareholder vote.  Nothing can excuse such an action, and shareholders will not be bought off with a dividend of our own money while value is destroyed.

Moreover, such a transaction would undermine the basic tenets of free markets, including democratic voting, accountability and fairness.  We do not blame our friends at the private equity firms rumored to be involved for trying to get the best deal possible for their investors; we have great respect for these firms and their leaders - Jim Coulter of Texas Pacific Group, Jonathan Nelson of Providence Equity Partners, Glenn Hutchins of Silver Lake, Henry Kravis of KKR and Stephen Schwarzman of Blackstone.  However, we at Third Point are also in the value-maximizing business.  We will not tolerate any transaction which appropriates for insiders opportunities that duly belong to current Yahoo shareholders.  However, we would welcome the prospect of any of these firms’ presence on a reconstituted Yahoo Board of Directors and work on a long-term strategy for the Company should it be necessary for us to pursue a proxy contest next year.

If you, as board members, undertake the current course of action, Third Point will hold you personally responsible for such a flagrant violation of your duty of loyalty.  Any transaction with a third party who assists members of management and the board in protecting their jobs, and/or involves the effective sale or transfer of control without payment of a control premium, will likewise be subject to scrutiny.

Given the Board’s inability – or perhaps unwillingness- to properly solicit true strategic alternative bids, let alone to negotiate them, Third Point demands that we be awarded two board seats – those created by the vacancies of Chairman Bostock and Mr. Yang, or two newly-created ones.  We are prepared to assume these positions immediately.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer
Third Point LLC
390 Park Avenue
New York, New York 10022

Media Contact:
Third Point LLC
Elissa Doyle, Managing Director
212.224.7400
edoyle@thirdpoint.com

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